Staples, Inc. 500 Staples Drive Framingham, MA 01702
April 12, 2005

Via EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Staples, Inc. Form S-3, File No. 333-123950

Dear Sir or Madam:

        Staples, Inc., a Delaware corporation (the "Company"), pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-3 (File No. 333-123950).

        The Company requests withdrawal of the Registration Statement because the Registration Statement was incorrectly filed with a Form S-3 EDGAR submission type rather than a Form S-3D EDGAR submission type. The Company confirms that no securities of the Company have been sold under the Registration Statement.

        If you have any questions or comments or require further information or documentation, please do not hesitate to call Mark G. Borden or Marisa A. Murtagh of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6000.

Sincerely,
/s/ Mark A. Weiss
Mark A. Weiss
Vice President, Assistant General Counsel